UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

IMPSAT Fiber Networks, Inc.

(Name of Issuer)

Common Stock ($0.01 par value per share)

(Title of Class of Securities)

45321T 20 2

(Cusip Number)

Nortel Networks Corporation
8200 Dixie Road, Suite 100
Brampton, Ontario L6T 5P6 Canada
Attention: Deborah J. Noble, Corporate Secretary
(905) 863-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

1

SCHEDULE 13D

CUSIP No. 45321T 20 2	Page 2 of 19 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NORTEL NETWORKS CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7.	SOLE VOTING POWER NONE

		8.	SHARED VOTING POWER 3,580,901*

		9.	SOLE DISPOSITIVE POWER NONE

		10.	SHARED DISPOSITIVE POWER 3,580,901*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,580,901*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%**

14.	TYPE OF REPORTING PERSON CO

* See Item 5, paragraph (a)-(b).

** See Item 3, Footnote 2.

SCHEDULE 13D

CUSIP No. 45321T 20 2	Page 3 of 19 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NORTEL NETWORKS LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7.	SOLE VOTING POWER NONE

		8.	SHARED VOTING POWER 3,580,901*

		9.	SOLE DISPOSITIVE POWER NONE

		10.	SHARED DISPOSITIVE POWER 3,580,901*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,580,901*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%**

14.	TYPE OF REPORTING PERSON CO

* See Item 5, paragraph (a)-(b).

** See Item 3, Footnote 2.

SCHEDULE 13D

CUSIP No. 45321T 20 2	Page 4 of 19 Pages

ITEM 1.   Security and Issuer

     This Statement on Schedule 13D (the “Statement” or “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of IMPSAT Fiber Networks, Inc., a Delaware corporation (“Impsat” or the “Issuer”), which has its principal executive offices located at Elvira Rawson de Dellepiane 150, Piso 8 C1107BCA, Buenos Aires, Argentina.

ITEM 2.   Identity and Background

     (a)-(c), (f)   Nortel Networks Corporation, a corporation organized under the laws of Canada (“Nortel Corporation”), is the sole stockholder of Nortel Networks Limited, a corporation organized under the laws of Canada (“Nortel” and together with Nortel Corporation, the “Reporting Persons”). The Reporting Persons are principally engaged in the business of supplying products and services that support the Internet and other public and private data, voice and multimedia communications networks using wireline and wireless technologies. The Reporting Persons maintain their principal executive offices at 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6 Canada.

     (d)   During the past five years, neither the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person named in Schedules I or II to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)   During the past five years, neither the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person named in Schedules I or II to this Statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     Schedules I and II attached to this Statement contain the following information concerning each director and executive officer of, person controlling, and executive officer and director of any corporation controlling, Nortel Corporation or Nortel: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedules I and II are each incorporated herein by reference.

ITEM 3.   Source and Amount of Funds or Other Consideration

     The information set forth and incorporated by reference in Items 4 and 5 of this Statement is hereby incorporated by reference in this Item 3.

     On June 11, 2002 Impsat filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. Impsat’s Plan of Reorganization was confirmed by the Bankruptcy Court by order dated

SCHEDULE 13D

CUSIP No. 45321T 20 2	Page 5 of 19 Pages

December 16, 2002 (the “Plan”). Pursuant to the Plan, Impsat issued to Nortel1 (a) (i) a Warrant, dated March 25, 2003, to purchase 1,714,286 shares of Common Stock at an exercise price of $15.00 per share (the “Warrant Exercise Price”), and (ii) a Warrant, dated March 25, 2003, to purchase 953,689 shares of Common Stock of Impsat at the Warrant Exercise Price ((i) and (ii), collectively, the “Initial Warrants”), and (b) a Series B 6% Senior Guaranteed Convertible Note due 2011, dated March 25, 2003, issued by Impsat to Nortel for the principal amount of Fifteen Million Nine Hundred Thirty-Eight Thousand Dollars ($15,938,000.00) (the “Initial Series B Note”). The Initial Series B Note is convertible into whole shares of Common Stock at a conversion price of (the “Note Conversion Price”): (a) $22.06 if converted on March 25, 2003, (b)  $21.73 if converted on September 25, 2003, (c) $21.41 if converted on March 25, 2004, (d) $21.10 if converted on September 25, 2004, or (e) $20.78 if converted on March 25, 2005 or thereafter. If the conversion date of the Initial Series B Note is a date between any of the dates set forth in the preceding sentence, the Note Conversion Price shall be calculated on the basis of the decrease in the Note Conversion Price between such dates based on a 180-day period. The Warrant Exercise Price of the Initial Warrants and the Note Conversion Price of the Initial Series B Note are subject to adjustment upon certain issuances of Common Stock by Impsat or certain other transactions affecting the Common Stock.

     Concurrently with the issuance of the Initial Warrants and the Initial Series B Note, Nortel entered into an Accounts Payable Financing Agreement, dated March 25, 2003 by and among Impsat, S.A., a sociedad anónima organized under the laws of the Republic of Argentina and a subsidiary of the Issuer (the “Borrower”), and the lenders that may be parties thereto from time to time (the “Accounts Payable Agreement”), which is attached hereto as Exhibit 1. Under the Accounts Payable Agreement, Nortel agreed to convert the Borrower’s obligations with respect to an aggregate of Ten Million Two Hundred Eighty-Seven Thousand Nine Hundred Nineteen Dollars ($10,287,919.00) outstanding accounts payable into a term loan for the same amount payable in nine (9) equal and consecutive semi-annual payments commencing on March 25, 2005 (the “Term Loan”) and evidenced by a Note issued by the Borrower to Nortel on March 25, 2003.

     The Accounts Payable Agreement provided the Borrower with an option (the “Exchange Option”) to convert Six Million Five Hundred Seventy-Four Thousand Nine Hundred Nineteen Dollars ($6,574,919.00) of the Term Loan’s principal amount into (x) a Warrant to Purchase 101,934 shares of Impsat’s Common Stock at the Warrant Exercise Price (the “Subsequent Warrant” and together with the Initial Warrants, the “Warrants”) issued by Impsat to Nortel, and (y) a Series B 6% Senior Guaranteed Convertible Note due 2011 issued by Impsat to Nortel for the principal amount of One Million Six Hundred Eighty-Nine Thousand Dollars ($1,689,000.00) convertible into whole shares of Common Stock at the Note Conversion Price (the “Subsequent Series B Note” and together with the Initial Series B Note, the “Series B Notes”). If the conversion date of the Subsequent Series B Note is a date between any of the dates specified for a decrease in the Note Conversion Price, the Note Conversion Price shall be calculated on the basis of the decrease in the Note Conversion Price between such dates based on

[1]	The Reporting Persons inadvertently reported the acquisition of the Initial Warrants and the Initial Series B Note on a Schedule 13G filed on April 3, 2003 as amended on April 24, 2003.

SCHEDULE 13D

CUSIP No. 45321T 20 2	Page 6 of 19 Pages

a 180-day period. The Warrant Exercise Price of the Subsequent Warrant and the Note Conversion Price of the Subsequent Series B Note are subject to adjustment upon certain issuances of Common Stock by Impsat or other transactions affecting the Common Stock. The Exchange Option was exercisable on or before the six month anniversary of the closing date of the Accounts Payable Agreement and could be exercised only if there was no event of default by the Borrower under the Term Loan, Accounts Payable Agreement and agreements and documents contemplated thereby. The Borrower exercised the Exchange Option on June 27, 2003 and issued the Subsequent Warrant and the Subsequent Note to Nortel.

     Each of the Warrants and the Series B Notes became exercisable on the day immediately following its issuance. For purposes of the disclosures made in this Schedule 13D, all of the shares of Common Stock into which the Series B Notes and Warrants are convertible are, therefore, deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i)(D) of the Securities Exchange Act of 1934, as amended (the “Act”).2 The summaries of the Plan, the Accounts Payable Agreement, the Initial Warrants, the Subsequent Warrant and the Series B Notes are qualified in their entirety by reference to the Plan, the Accounts Payable Agreement, the Form Warrant Agreement between Impsat and the Bank of New York, as Warrant Agent, the Warrant to Purchase Common Stock and the Form of Indenture, respectively, each of which is filed herewith as an exhibit and is incorporated herein by reference.

ITEM 4.   Purpose of Transaction

     The information set forth and incorporated by reference in Items 3 and 5 hereof is hereby incorporated by reference in this Item 4.

     Nortel received the Warrants and the Series B Notes in connection with Impsat’s reorganization under Chapter 11 of the U.S. Bankruptcy Code pursuant to the Plan and did not acquire the Warrants or the Series B Notes for the purpose of changing or influencing control of the Issuer. As provided by the Plan, Impsat also amended its Certificate of Incorporation by filing a Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Restated Certificate of Incorporation”) and amended and restated its Bylaws (the “Amended Bylaws”). Under the Restated Certificate of Incorporation and Amended Bylaws, Nortel is entitled to designate one person to the Board of Directors of Impsat (the “Board of Directors”) for so long as the aggregate number of shares of Common Stock into which the Series B Notes and Warrants held by Nortel or its affiliates are convertible into at least 4.5% of Impsat’s outstanding Common Stock on a fully-diluted basis (excluding shares issued or issuable under Impsat’s 2003 Stock Incentive Plan or any amendments, modifications or renewals thereof). For so long as Nortel has the right to designate a member of Board of Directors, the Restated

[2]	For purposes of calculating the percentage ownership of Common Stock held by each Reporting Person, Impsat is deemed to have 13,575,899 shares of Common Stock outstanding, consisting of (a) 10,000,000 shares of Common Stock reported as issued and outstanding in Impsat’s Quarterly Report on Form 10-Q (SEC File No. 0-29085) for the quarter ended March 30, 2003 filed with the Commission on May 25, 2003, (b) an aggregate of 2,769,909 shares of Common Stock into which the Warrants are convertible as of the date of this Statement, and (c) an aggregate of 805,990 shares of Common Stock into which the Series B Notes are convertible as of the date of this Statement.

SCHEDULE 13D

CUSIP No. 45321T 20 2	Page 7 of 19 Pages

Certificate of Incorporation prohibits amendments that adversely affect the rights of Nortel without its consent. Nortel designated Mr. Elias Makris as its designee to the Board of Directors. Mr. Makris is an employee of Nortel.

     The Initial Warrants, the Initial Series B Note and the Common Stock issuable pursuant to the exercise of the Initial Warrants and the conversion of the Initial Series B Notes are the subject of a Registration Rights Agreement dated as of March 25, 2003 (the “Registration Rights Agreement”) by and among Impsat, Nortel and certain other security holders named therein (collectively, the “Holders”). Under the Registration Rights Agreement, Impsat agreed to file a shelf registration statement no later than sixty (60) days after March 25, 2003 to provide for the sale of Impsat securities held by the Holders, including shares of Common Stock into which the Initial Warrants and the Initial Series B Notes are convertible. Impsat is responsible for paying all of the expenses of the registration, except that any underwritten discounts and commissions and transfer taxes relating to the sale of the relevant Holder’s securities shall be borne by such Holder.

     The Registration Rights Agreement also provides that if Impsat files a registration statement with respect to an offer of Common Stock under the Securities Act of 1933, as amended, either for its own account or for the account of any other securityholder, each Holder is entitled to notice of the registration and to include its securities in the registration. The registration rights held by the Holders are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of securities to be included in such registration. Impsat has the right to postpone, suspend or withdraw any such registration without any obligation to the Holders.

     The Reporting Persons have discussed among themselves and with others their views as to the valuation of the Warrants and the Series B Notes and may in the future have such discussions with existing and potential holders of the Warrants, the Series B Notes, the Common Stock or other securities of Impsat and, as a consequence thereof, such persons might (a) increase or decrease their respective beneficial ownership of the Series B Notes, the Warrants or shares of Common Stock, and (b) sell all or part of the Series B Notes, the Warrants or shares of Common Stock in the open market, through privately negotiated purchases or otherwise.

     The summaries of the Restated Certificate of Incorporation, the Amended Bylaws, and the Registration Rights Agreement are qualified in their entirety by reference to the Restated Certificate of Incorporation of Impsat, the Amended and Restated Bylaws of Impsat and the Registration Rights Agreement, respectively, each of which is filed as an exhibit herewith and incorporated herein by reference.

     Other than as described above, no Reporting Person has at present any specific plan or proposal which relates to or would result in:

(i)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

SCHEDULE 13D

CUSIP No. 45321T 20 2	Page 8 of 19 Pages

(ii)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(iii)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	Any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancy on the board;

(v)	Any material change in the present capitalization or dividend policy of the Issuer;

(vi)	Any other material change in the Issuer’s business or corporate structure;

(vii)	Changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

(viii)	Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)	Any action similar to any of those enumerated above.

ITEM 5.   Interest in Securities of the Issuer

The information set forth and incorporated by reference in Items 2, 3 and 4 of this Statement is hereby incorporated by reference in this Item 5.

     (a)  and (b)   For purposes of Rule 13d-3 promulgated under the Act, Nortel Corporation, as the sole stockholder of Nortel, may be deemed to own beneficially, and to share with Nortel the power to direct the vote or direct the disposition of, an aggregate of 3,580,901 shares of Common Stock, or approximately 26.4% of the outstanding shares of Common Stock, consisting of (i) an aggregate of 2,769,909 shares of Common Stock into which the Warrants held by Nortel are convertible, (ii) an aggregate of 805,990 shares of Common Stock into which the Series B Notes held by Nortel are convertible, and (iii) 5,002 shares of Common Stock held by Nortel Networks Germany GmbH & Co KG, a German corporation and indirect subsidiary of Nortel Corporation (“Nortel Germany”). Nortel owns beneficially and may be deemed to share with Nortel Corporation the power to direct the vote or direct the disposition of an aggregate of 3,580,901 shares of Common Stock, or approximately 26.4% of the outstanding shares of Common Stock, consisting of (i) an aggregate of 2,769,909 shares of Common Stock into which the Warrants held of record by Nortel are convertible, and (ii) an aggregate of 805,990 shares of

SCHEDULE 13D

CUSIP No. 45321T 20 2	Page 9 of 19 Pages

Common Stock into which the Series B Notes held of record by Nortel are convertible, and (iii) 5,002 shares of Common Stock held by Nortel Germany.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1).

     All percentages stated in this Item 5 are based on the 10,000,000 shares of Common Stock reported as outstanding in Impsat’s Quarterly Report on Form 10-Q (SEC File No. 0-29085) for the quarter ended March 31, 2003 filed with the Commission on May 25, 2003, and includes (a) an aggregate of 2,769,909 shares of Common Stock into which the Warrants are convertible, and (b) an aggregate of 805,990 shares of Common Stock into which the Series B Notes are convertible as of the date of this Statement pursuant to Rule 13d-3(d)(1)(i)(D) of the Act.

     (c)   Except as disclosed in Items 3 and 4, Nortel has not effected a transaction in the securities of the Issuer during the past sixty (60) days.

     (d)   By virtue of the relationships described in paragraph (a)-(b) of this Item 5 of this Schedule 13D, Nortel Corporation may be deemed to have the power to direct the receipt of dividends declared on, or proceeds from the sale of, (i) the Series B Notes, the Warrants, or the shares of Common Stock underlying the Series B Notes and the Warrants held by Nortel, or (ii) the 5,002 shares of Common Stock held by Nortel Germany. By virtue of the relationships described in paragraph (a)-(b), Nortel may be deemed to have the power to direct the receipt of dividends declared on, or proceeds from the sale of, the 5,002 shares of Common Stock held by Nortel Germany.

     (e)   Not Applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as discussed in Item 4, the Reporting Persons do not have any arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.   Material to be Filed as Exhibits

               1.     Plan of Reorganization for Impsat Fiber Networks, Inc., a Delaware corporation (“Impsat”) dated October 23, 2002, as amended (Exhibit 99.2 to Impsat’s Current Report on Form 8-K filed on December 19, 2002 is incorporated herein by reference).

               2.     Accounts Payable Financing Agreement, dated March 25, 2003, by and among Impsat, S.A., a sociedad anónima organized under the laws of the Republic of Argentina and subsidiary of Impsat, Nortel Networks Limited, a corporation organized under the laws of the Province of Ontario, Canada, and the lenders that may be parties thereto from time, attached hereto as Exhibit 1.

SCHEDULE 13D

CUSIP No. 45321T 20 2	Page 10 of 19 Pages

               3.     Form of Indentures (Exhibit 99.T3C to Impsat’s Form T-3 filed on December 31, 2002 is incorporated herein by reference).

               4.     Warrant to Purchase Common Stock, dated June 27, 2003, issued by Impsat to Nortel Networks Limited, attached hereto as Exhibit 2.

               5.     Form of Warrant Agreement between Impsat and the Bank of New York, as Warrant Agent (Exhibit 4.8 to Impsat’s Annual Report on Form 10-K filed on April 15, 2003 is incorporated herein by reference).

               6.     Restated Certificate of Incorporation of Impsat, as filed with the Secretary of State of Delaware (Exhibit 2.1 to Impsat’s Amendment No. 1 to Form 8-A filed on March 26, 2003 is incorporated herein by reference).

               7.     Amended and Restated Bylaws of Impsat (Exhibit 2.2 to Impsat’s Amendment No. 1 to Form 8-A filed on March 26, 2003 is incorporated herein by reference).

               8.     Registration Rights Agreement dated as of March 25, 2003 by and among Impsat and the shareholders party thereto (Exhibit 4.6 to Impsat’s Annual Report on Form 10-K filed on April 15, 2003 is incorporated herein by reference).

SCHEDULE 13D

CUSIP No. 45321T 20 2	Page 11 of 19 Pages

SIGNATURES.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

NORTEL NETWORKS CORPORATION

By: /s/ Katharine B. Stevenson Name: Katharine B. Stevenson Title: Treasurer Date: July 10, 2003

By: /s/ Gordon A. Davies Name: Gordon A. Davies Title: Assistant Secretary Date: July 10, 2003

NORTEL NETWORKS LIMITED

By: /s/ Katharine B. Stevenson Name: Katharine B. Stevenson Title: Treasurer Date: July 10, 2003

By: /s/ Gordon A. Davies Name: Gordon A. Davies Title: Assistant Secretary Date: July 10, 2003

SCHEDULE I

     The following table sets forth the name, business address and present principal occupation or employment, and the citizenship of each person who is an executive officer of Nortel Networks Corporation or Nortel Networks Limited, as indicated on the chart below:

Name	Address	Occupation	Citizenship

Douglas Charles Beatty	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada	Chief Financial Officer of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Chahram Bolouri	Nortel Networks Corporation Nortel Networks Limited 2351 Boulevard Alfred-Nobel St. Laurent, Québec H4S 2A9 Canada	President, Global Operations, of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Malcolm Kevin Collins	Nortel Networks Corporation Nortel Networks Limited 4006 E. Chapel Hill-Nelson Highway Research Triangle Park, North Carolina 27709 U.S.A.	President, Enterprise Networks, of Nortel Networks Corporation and Nortel Networks Limited	British

Gordon Allan Davies	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada	Assistant Secretary of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Pascal Debon	Nortel Networks Corporation Nortel Networks Limited 2221 Lakeside Boulevard Richardson, Texas 75082-4399 U.S.A.	President, Wireless Networks, of Nortel Networks Corporation and Nortel Networks Limited	French

Nicholas John DeRoma	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada	Chief Legal Officer, of Nortel Networks Corporation and Nortel Networks Limited	American

Name	Address	Occupation	Citizenship

Adrian Joseph Donoghue	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada	General Auditor, of Nortel Networks Corporation and Nortel Networks Limited	Canadian

William John Donovan	Nortel Networks Corporation
Nortel Networks Limited
8200 Dixie Road, Suite 100
Brampton, Ontario
L6T 5P6 Canada
and
4006 E. Chapel Hill-Nelson Highway
Research Triangle Park, North Carolina
	27709 U.S.A.	Senior Vice-President, Human Resources, of Nortel Networks Corporation and Nortel Networks Limited	American

John Marshall Doolittle	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada	Vice-President, Tax, of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Frank Andrew Dunn	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada	President and Chief Executive Officer and a Director of Nortel Networks Corporation and Nortel Networks Limited	Canadian

John Joseph Giamatteo	Nortel Networks Corporation Nortel Networks Limited Gate City Ohsaki, East Tower 9F 1-11-2 Ohsaki Shinagawa-Ku, Tokyo 141-8411 Japan	President, Asia Pacific, of Nortel Networks Corporation and Nortel Networks Limited	American

Michael Jerard Gollogly	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada	Controller of Nortel Networks Corporation and Nortel Networks Limited	Canadian/British

Name	Address	Occupation	Citizenship

Albert Roger Hitchcock	Nortel Networks Corporation Nortel Networks Limited 4006 E. Chapel Hill-Nelson Highway Research Triangle Park, North Carolina 27709 U.S.A.	Chief Information Officer of Nortel Networks Corporation and Nortel Networks Limited	British

Dion Constandino Joannou	Nortel Networks Corporation Nortel Networks Limited 1500 Concord Terrace Sunrise, Florida 33323 U.S.A.	President, CALA, of Nortel Networks Corporation and Nortel Networks Limited	American

Robert Yu Lang Mao	Nortel Networks Corporation Nortel Networks Limited 11/f, Tower 3 Sun Dong An Plaza 138 Wang Fu Jing Da Jie Beijing 100006 China	President and Chief Executive Officer, Greater China, of Nortel Networks Corporation and Nortel Networks Limited	American

Brian William McFadden	Nortel Networks Corporation Nortel Networks Limited 2351 Boulevard Alfred-Nobel St. Laurent, Québec H4S 2A9 Canada	President, Optical Networks, of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Blair Fraser Morrison	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada	Assistant Secretary of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Donald Gregory Mumford	Nortel Networks Corporation Nortel Networks Limited 3500 Carling Avenue Nepean, Ontario K2H 8E9 Canada	Chief Technology Officer of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Deborah Jean Noble	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada	Corporate Secretary of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Name	Address	Occupation	Citizenship

MaryAnne Elisabeth Pahapill	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada	Assistant Treasurer of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Stephen Charles Pusey	Nortel Networks Corporation Nortel Networks Limited Maidenhead Office Park, Westacott Way Maidenhead, Berkshire SL6 3QH England	President, Europe, Middle East and Africa, of Nortel Networks Corporation and Nortel Networks Limited	British

Steven Leo Schilling	Nortel Networks Corporation Nortel Networks Limited 4006 E. Chapel Hill-Nelson Highway Research Triangle Park, North Carolina 27709 U.S.A.	President, Enterprise Accounts, of Nortel Networks Corporation and Nortel Networks Limited	American

Susan Louise Spradley	Nortel Networks Corporation Nortel Networks Limited 2221 Lakeside Boulevard Richardson, Texas 75082-4399 U.S.A.	President, Wireline Networks, of Nortel Networks Corporation and Nortel Networks Limited	American

Katharine Berghuis Stevenson	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada	Treasurer, of Nortel Networks Corporation and Nortel Networks Limited	Canadian/American

Masood Ahmad Tariq	Nortel Networks Corporation Nortel Networks Limited 4006 E. Chapel Hill-Nelson Highway Research Triangle Park, North Carolina 27709 U.S.A.	President, Global Alliances, of Nortel Networks Corporation and Nortel Networks Limited	Canadian/American

SCHEDULE II

     The following table sets forth the name, business address and present principal occupation or employment, and the citizenship of each person who is a director of Nortel Networks Corporation and Nortel Networks Limited or a controlling person of Nortel Networks Corporation or Nortel Networks Limited, as indicated in the chart below:

Occupation and
Name	Address	Relationship	Citizenship

The Hon. James Johnston Blanchard	Piper Rudnick LLP 901-15th Street N.W. Suite 700 Washington, D.C. U.S.A. 20005-2301	Partner, Piper Rudnick LLP Director of Nortel Networks Corporation and Nortel Networks Limited	American

Robert Ellis Brown	Air Canada Air Canada Centre 7373 Cote Vertu West Montréal, Québec Canada H4Y 1H4	Chairman of the Board Air Canada Director of Nortel Networks Corporation and Nortel Networks Limited	Canadian/British

John Edward Cleghorn	Chairman of the Board SNC-Lavalin Group Inc. 31st Floor Suite 3115, South Tower Royal Bank Plaza 200 Bay Street Toronto, Ontario Canada M5J 2J5	Chairman of the Board SNC-Lavalin Group Inc. Director of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Frank Andrew Dunn	Nortel Networks Corporation Nortel Networks Limited 8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	President and Chief Executive Officer Nortel Networks Corporation and Nortel Networks Limited Director of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Louis Yves Fortier	Ogilvy Renault 1981 McGill College Avenue 12th Floor Montréal, Québec Canada H3A 3C1	Chairman and Senior Partner Ogilvy Renault Director of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Occupation and
Name	Address	Relationship	Citizenship

Robert Alexander Ingram	GlaxoSmithKline 5 Moore Drive Mail Drop # 50.2032 Research Triangle Park, North Carolina U.S.A. 27709	Vice Chairman Pharmaceuticals GlaxoSmithKline Director of Nortel Networks Corporation and Nortel Networks Limited	American

Admiral William Arthur Owens	Teledesic LLC 3740 Carillon Point Kirkland, Washington U.S.A. 98033	Chief Executive Officer and Chairman of the Board Teledesic LLC Director of Nortel Networks Corporation and Nortel Networks Limited	American

Guylaine Saucier	Guylaine Saucier 1321 Sherbrooke Street West Suite C-61 Montréal, Québec Canada H3G 1J4	Corporate Director Director of Nortel Networks Corporation and Nortel Networks Limited	Canadian

Sherwood Hubbard Smith, Jr.	Chairman Emeritus of the Board CP&L One Hanover Square Building 421 Fayetteville Street Mall Raleigh, North Carolina U.S.A. 27601-1748	Chairman Emeritus of the Board of CP&L Director of Nortel Networks Corporation and Nortel Networks Limited	American

Occupation and
Name	Address	Relationship	Citizenship

Lynton Ronald Wilson	Chairman of the Board (non-executive)
Nortel Networks Corporation
Nortel Networks Limited
8200 Dixie Road, Suite 100
Brampton, Ontario
Canada L6T 5P6
and
Chairman of the Board CAE Inc.
483 Bay Street
Floor 7, North Tower
Toronto, Ontario
	Canada M5G 2C9	Chairman of the Board (non-executive) Nortel Networks Corporation Nortel Networks Limited and Chairman of the Board CAE Inc.	Canadian

Nortel Networks Corporation	8200 Dixie Road, Suite 100 Brampton, Ontario Canada L6T 5P6	Sole Stockholder of Nortel Networks Limited

		Provider of products and services that support the Internet and other public and private data, voice and multimedia communications networks using wireline and wireless technologies	Canadian

SCHEDULE OF EXHIBITS

          1.     Plan of Reorganization for Impsat Fiber Networks, Inc., a Delaware corporation (“Impsat”) dated October 23, 2002, as amended (Exhibit 99.2 to Impsat’s Current Report on Form 8-K filed on December 19, 2002 is incorporated herein by reference).

          2.     Accounts Payable Financing Agreement, dated March 25, 2003, by and among Impsat, S.A., a sociedad anónima organized under the laws of the Republic of Argentina and subsidiary of Impsat, Nortel Networks Limited, a corporation organized under the laws of the Province of Ontario, Canada, and the lenders that may be parties thereto from time, attached hereto as Exhibit 1.

          3.     Form of Indentures (Exhibit 99.T3C to Impsat’s Form T-3 filed on December 31, 2002 is incorporated herein by reference).

          4.     Warrant to Purchase Common Stock, dated June 27, 2003, issued by Impsat to Nortel Networks Limited, attached hereto as Exhibit 2.

          5.     Form of Warrant Agreement between Impsat and the Bank of New York, as Warrant Agent (Exhibit 4.8 to Impsat’s Annual Report on Form 10-K filed on April 15, 2003 is incorporated herein by reference).

          6.     Restated Certificate of Incorporation of Impsat, as filed with the Secretary of State of Delaware (Exhibit 2.1 to Impsat’s Amendment No. 1 to Form 8-A filed on March 26, 2003 is incorporated herein by reference).

          7.     Amended and Restated Bylaws of Impsat (Exhibit 2.2 to Impsat’s Amendment No. 1 to Form 8-A filed on March 26, 2003 is incorporated herein by reference).

          8.     Registration Rights Agreement dated as of March 25, 2003 by and among Impsat and the shareholders party thereto (Exhibit 4.6 to Impsat’s Annual Report on Form 10-K filed on April 15, 2003 is incorporated herein by reference).